UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Execution of Credit Facility Agreement and Issuance of Warrant

On January 9, 2024, Rail Vision Ltd. (the “Company”) entered into a Facility Agreement (the “Facility Agreement”) for a $6 million credit facility (the “Credit Facility”) and an additional amount up to $3 million, subject to certain conditions (the “Additional Loans”) with a global investment firm (the “Lender”).

The Credit Facility, which has an initial term of 10 months, will accrue interest at a rate of 8% per annum, and the first payment of $1.5 million was drawn down upon execution of the Facility Agreement and the remaining amount may be drawn down in eight equal installments as of March 7, 2024.

After the Credit Facility is exhausted, the Company may draw down the Additional Loans in an aggregate amount up to $3 million. The Additional Loans include two initial installments of up to $750,000, and two additional installments of up to $750,000, the latter of which are subject to certain conditions. The Additional Loans will accrue interest at a rate of 12% per annum.

In the event that the Company enters into an alternate credit facility on more favorable terms, the Lender’s funding obligations under the Credit Facility shall decrease with respect to the amount actually received by the Company under such alternate credit facility. The Lender’s financing obligations shall terminate in the event the Company draws down $7.5 million or more pursuant to an alternate credit facility or closes one or more equity financing transaction in an aggregate amount of at least $5 million.

Until the Company closes one or more equity financing transactions in an aggregate amount of at least $5 million (including the conversion of the Credit Facility), it has the right to convert an amount of up to $1.5 million out of the outstanding loan (including accrued interest) into ordinary shares of the Company, in connection with and in the framework of a financing transaction of the Company on the date that follows the date upon which the Company notifies the Lender of such financing transaction, which conversion will occur upon the same terms. In addition, the loan, together with accrued interest, must be repaid at a rate of 30% of the gross proceeds of any equity financing transactions consummated by the Company during the term of the Credit Facility, which meet a minimum threshold aggregate amount (initially, $5,000,000 and increasing by an additional $500,000 for each month during the term) until the loan is repaid in full. The repayment of the Credit Facility shall be on the last day of each calendar month during which the sources for repayment specified above were actually received by the Company. The loan may be prepaid early without any penalty.

As part of the Facility Agreement, the Company issued a warrant (the “Warrant”) to the Lender to purchase 2,419,354 ordinary shares of the Company representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of the Company’s ordinary shares on January 5, 2024. The Warrant will be exercisable upon issuance and will have a term of 5 years from the date of issuance.

The Company undertook to file a registration statement with the Securities Exchange Commission to register the resale by the Lender of the ordinary shares underlying the Credit Facility and the Warrant. The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

As a condition to the Credit Facility, each of Shmuel Donnerstein, Inbal Kreiss and Keren Aslan have tendered their resignations from the Company’s board of directors (the “Board”), and the Board has appointed Amitay Weiss and Hila Kiron-Revach to the Board, to serve until the Company’s next annual general meeting of shareholders. The following are brief biographies of each of Mr. Weiss and Ms. Kiron-Revach, based upon information furnished by each director.

Amitay Weiss, Director

Mr. Amitay Weiss has served as the chairman of the board of directors of Scisparc Ltd. (Nasdaq: SPRC) since January 2022, has been a member of the board of directors of Scisparc Ltd. since August 2020, and has previously served as the Chief Executive Officer of Scisparc Ltd. from August 2020 to January 2022. Mr. Weiss currently also serves as chairman of the board of directors of AutoMax Motors Ltd. (TASE: AMX.TA) Save Foods, Inc. (Nasdaq: SVFD) and ParaZero Technologies Ltd. (Nasdaq: PRZO). Additionally, Mr. Weiss serves as a director of Jeffs’ Brands Ltd. (Nasdaq: JFBR), Clearmind Medicine Inc. (Nasdaq: CMND), Maris Tech Ltd. (Nasdaq: MTEK) and as an external director of Cofix Group Ltd. (TASE: CFCS). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

Hila Kiron-Revach, Director

Ms. Hila Kiron-Revach has served as a member of the board of directors of Geffen Biomed Ltd. since 2014 and has been a member of the board of directors of Zmiha Investment House Ltd. since 2021. In 2021, Ms. Kiron-Revach served as a professional advisor to the chairman of the board of directors and acting secretary of Eilat Ashkelon Pipeline Company. From 2015 until 2021, Ms. Kiron-Revach served as a senior professional advisor to ministers in the Israeli government, including the minister of foreign affairs and minister of transportation. From 2012 until 2015, Ms. Kiron-Revach served as CEO of Hamil 38 – the Israeli Center for National Master Plan to Strengthen Existing Building in the Face of Earthquakes, Tama 38 Ltd. and as an attorney at Tabakman & Co. Law Firm. In 2007, Ms. Kiron-Revach founded Eliya – AB and served as its chief executive officer until 2010. Ms. Kiron-Revach hold an LL.B. from the Netanya Academic College and is a licensed attorney in Israel.

On January 9, 2024, the Company issued a press release titled “Rail Vision Secures $6 Million Credit Facility,” a copy of which is furnished as Exhibit 99.3 hereto. Copies of the Facility Agreement and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Facility Agreement, dated January 9, 2024, between L.I.A. Pure Capital Ltd. and Rail Vision Ltd.
99.2	Form of Warrant
99.3	Press Release issued by Rail Vision Ltd. on January 9, 2024, titled: “Rail Vision Secures $6 Million Credit Facility”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: January 9, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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